Flowers Foods, Inc.
1919 Flowers Circle
Thomasville, GA 31757
(229) 226-9110
April 2, 2010
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Bob Carroll

Re:	Flowers Foods, Inc. Form 10-K for fiscal year ended January 2, 2010 Filed March 3, 2010 File No. 001-16247
Dear Mr. Carroll:
     On behalf of Flowers Foods, Inc. (the “Company”) and further to your telephone conversation with Sterling Spainhour of Jones Day, outside counsel to the Company, on April 1, 2010, I am writing to confirm our request for an extension of time to respond to your letter dated March 31, 2010 (the “Comment Letter”) concerning the above-referenced Form 10-K. As discussed by telephone, the Company is in the process of preparing its response to the Comment Letter, which response also requires the input and involvement of the Company’s Audit Committee and the Company’s outside auditors. Given the required input of multiple constituencies and due to the fact the Company is in the process of finalizing its proxy statement, the Company proposes to provide its response to the Comment Letter no later than Friday, April 30, 2010.
     Please feel free to contact me at (229) 227-2393 in connection with any questions or comments relating to the Company’s proposed response timeline. Thank you for your attention to this matter.

Sincerely,
/s/ A. Ryals McMullian
A. Ryals McMullian
Associate General Counsel

cc:	Mr. R. Steve Kinsey Stephen R. Avera, Esq. Sterling A. Spainhour, Esq.